Exhibit 99.8

NICE Actimize Launches X-Sight, the Industry’s First Financial Crime
Risk Management Platform-as-a-Service Solution

  X-Sight is designed to accelerate the transition to Autonomous Financial Crime
Management with advanced analytics, AI and machine learning capabilities, all provided in an open platform

Hoboken, N.J., October 17, 2018 – NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced the launch of X-Sight, an advanced machine-learning based Platform-as-a-Service designed to power the industry’s first financial crime risk management marketplace. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial service organizations to rapidly innovate and to introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

Marking another milestone in NICE Actimize’s Autonomous Financial Crime Management strategy, which is focused on targeted utilization of big data and advanced analytics everywhere, the X-Sight Platform-as-a-Service augments trusted on-premise deployment and works seamlessly toward cloud adoption. This process thereby enriches the operational investment a financial services organization may have today, while moving to a future in the cloud.

NICE Actimize X-Sight provides machine-led detection, decisioning and self-learning capabilities that can adapt and scale to meet the needs of any financial services organization‘s operations through an open, services-based architecture built on the cloud.

With NICE Actimize X-Sight, financial services organizations can accelerate their journey to the cloud proceeding as their organization’s specialized needs and product roadmaps may require. Moreover, by leveraging the X-Sight solution marketplace’s best-of-breed services, and through the use of machine learning and self-learning architecture, organizations will be able to enjoy limitless collective intelligence.

“The NICE Actimize X-Sight platform-as-a-service is the vehicle to achieve full autonomous financial crime management quickly and more cost effectively than ever before possible,” said Barak Eilam, CEO, NICE. “Our customers’ challenges in financial crime are specialized and proceed at different speeds. They don’t want a complex, one-size-fits-all approach to compliance management that offers no flexibility as they adapt to changing patterns in financial crime or add new solutions. The platform-as-a-service architecture of X-Sight means that customers can choose or build the right solutions to resolve their problems without the burden of a long, difficult deployment and integration cycle.”

For more information on the NICE Actimize X-Sight Platform-as-a Service, please click here.

For more information, please email info@niceactimize.com.

For information on Autonomous Financial Crime Management, please click here.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET
Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.